08029202

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48741

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GEI Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 N. Wabash Suite 2600
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman Goldstein 312-670-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baerson, Witonski, Patel, Berkowitz & Rubin LLC
(Name – *if individual, state last, first, middle name*)

900 Skokie Blvd. Suite 250, Northbrook IL 60062-4014
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEI Brokerage, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LORI F GOLDSTEIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:12/08/09

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: GEI BROKERAGE, INC.

Address: 330 N. WABASH AVENUE, SUITE 2600
CHICAGO, IL 60611

Telephone: (312) 670-4434

SEC Registration Number: 8-048741

FINRA Registration Number: 39547

(ii) Accounting Firm

Name: BAERSON, WITONSKI, PATEL, BERKOWITZ & RUBIN LLC

Address: 900 SKOKIE BLVD., SUITE 250
NORTHBROOK, IL 60062-4014

Telephone: (847) 504-1100

Accountant's State Registration Number: 066-003956

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2007 *

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: ______________________

Name: NORMAN GOLDSTEIN

(By Firm's FINOP or President)

Title: PRESIDENT Date:

GEI BROKERAGE, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2007

BAERSON, WITONSKI, PATEL, BERKOWITZ & RUBIN LLC
CERTIFIED PUBLIC ACCOUNTANTS

GEI BROKERAGE, INC.

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2007

BAERSON, WITONSKI, PATEL, BERKOWITZ & RUBIN LLC

GEI Brokerage, Inc.
Audited Financial Statements
For the Year Ended December 31, 2007

TABLE OF CONTENTS

BAERSON, WITONSKI, PATEL, BERKOWITZ AND RUBIN LLC

CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BHUPEN D. PATEL, C.P.A.
SCOTT A. RUBIN, C.P.A.
BARRY B. BERKOWITZ, C.P.A.

900 SKOKOIE BLVD., SUITE 250
NORTHBROOK, IL 60062
TELEPHONE: (847) 504-1100
FAX: (847) 504-1199
E-MAIL: CPA@BWPBR.COM

Independent Auditors' Report

Board of Directors
GEI Brokerage, Inc.

We have audited the accompanying Statement of Financial Condition of GEI Brokerage, Inc. as of December 31, 2007, and the related Statements of Income, Changes in Shareholders' Equity, and Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEI Brokerage, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1, and Schedule II - Other Operating Expenses, are presented only for supplementary analysis purposes and are not required parts of the basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baerson, Witonski, Patel, Berkowitz & Rubin LLC

Baerson, Witonski, Patel, Berkowitz & Rubin LLC
February 24, 2008

GEI Brokerage, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Current Assets

Cash	$ 65,579
Commissions Receivable	3,096
Prepaid Expenses	2,414
Total Current Assets	71,089
Non-Current Portion of Prepaid Expenses	118
Total Assets	$ 71,207

Liabilities and Shareholders' Equity

Liabilities

Due to Affilate	$ 28,244
Total Current Liabilities	28,244

Shareholders' Equity

Common Stock - No Par Value		
Authorized	1,000 Shares	
Issued and Outstanding	100 Shares	15,000
Additional Paid In Capital		25,276
Retained Earnings		2,687
Total Shareholders' Equity		42,963
Total Liabilities and Shareholders' Equity		$ 71,207

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement Of Income
For The Year Ended December 31, 2007

Revenues	
Commission and Concession Income	$ 34,050
Other Income - FINRA	35,000
Total Revenue	69,050
Operating Expenses	
Regulatory Fees	1,989
Other Operating Expenses - Schedule II	40,669
Total Operating Expenses	42,658
Operating Income	26,392
State Income Tax (Expense)	(40)
Net Income	$ 26,352

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Changes In Shareholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Deficit)
Balance, January 1, 2007	$ 15,000	$ 25,276	$ (23,665)
Net Income	-	-	26,352
Balance, December 31, 2007	$ 15,000	$ 25,276	$ 2,687

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows From Operating Activities:	
Net Income	$ 26,352
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in Commissions Receivable	(491)
Decrease in Prepaid Expenses	196
Increase in Due to Affiliate	28,244
Decrease in Due from Affiliate	920
Net Cash Provided by Operating Activities	55,221
Cash Flows From Financing Activities:	
Additions to Paid-in Capital	0
Net Cash Provided by Financing Activities	0
Net Increase in Cash	55,221
Cash, January 1, 2007	10,358
Cash, December 31, 2007	$ 65,579
Supplemental Disclosures:	
Income Taxes Paid	$ 40
Interest Paid	0

The accompanying notes are an integral part of these financial statements.

GEI Brokerage, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2007

Note 1. Organization

GEI Brokerage, Inc. (the "Company") was incorporated in Illinois in 1995 to permit Norman Goldstein, one of the two shareholders in the Company, to continue in the business of selling mutual funds, insurance products and direct participation programs, following his voluntary termination of his relationship with SunAmerica Securities, Inc., a registered broker/dealer in Phoenix, AZ ("SunAmerica"). Mr. Goldstein had been selling such investments initially as a registered representative and ultimately as "OSJ" (Office of Supervisory Jurisdiction) Principal for SunAmerica and its predecessors since 1988. In 1996 the Company received final approval from the appropriate regulatory authorities to commence business as a limited purpose broker/dealer, authorized to sell mutual funds, insurance products and direct participation programs only on a direct-way basis from the issuers of these investments. The investment products are sold primarily to persons who are clients or who become clients of GEI Financial Services, Inc. ("Financial"), a company with the same shareholders as GEI Brokerage, Inc.

The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), the successor organization to the National Association of Securities Dealers (NASD).

Note 2. Significant Accounting Policies

Recognition of Income and Related Expenses

The Company records commission income and concessions from the sale of mutual funds, insurance products and direct participation programs on the date the Issuer determines the Company is entitled to receive the commission/concession or when the Issuer acknowledges the completion of the underlying sale.

Regulatory Expenses

Expenses related to obtaining and maintaining standing with regulatory agencies are expensed over the period to which they apply.

Note 2. Significant Accounting Policies (Continued)

Federal Income Taxes

The Company has elected under Subchapter S of the Internal Revenue Code not to be taxed on its income and its shareholders shall report their respective pro-rata shares of the income of the Corporation on their own tax returns. Therefore no provision for federal income taxes is necessary.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Note 3. Operating Agreement

Effective January 1, 2004, the auditee executed an amended and restated operating agreement among itself and two affiliated companies providing for the auditee to reimburse one of the affiliates for its proportionate share of the affiliated company's operating expenses for the premises and services that it uses. The agreement identifies the expenses that are being reimbursed with specificity, and allocates the expenses among the three companies based on the revenues generated by each company, initially as of December 31, 2003, with the provision for adjustment going forward.

The Company believes the agreement is in accordance with the guidance presented in the October, 2003 "Notice to Members" regarding Expense-Sharing Agreements. Accordingly, such expense has been recorded in these financial statements.

Note 4. Concentration of Business

One of the Company's sources of business is commissions on sales of investments to a few clients of GEI Financial Services, Inc., a related party, or to employees as well as family members and friends of the employees of GEI Financial Services, Inc. Such commissions, over the

Note 4. Concentration of Business (Continued)

past couple of years, have constituted a relatively small percentage of the Company's gross revenues. The amount of gross revenues earned by the Company in a particular year is based on the investment sales referred to above plus "trails" with respect to investment sales made in prior years and 12b-1 fees earned during the current year. Therefore the gross revenues of the Company may vary from year to year.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007 the Company had net capital, as defined, of $37,444 which was in excess of its required net capital (including reserve amount) of $6,000, in the amount of $31,444. The Company's net capital ratio was 0.75 to 1 as of December 31, 2007.

Non-allowable assets for purposes of the Net Capital Requirement are computed as follows:

Per Balance Sheet December 31, 2007:

Commissions Receivable	$ 3,096
Prepaid Expenses	2,532
	5,628
Less:	
Commissions Receivable relating to new business	(110)
Balance Non-Allowable	$ 5,518

Note 6. Income Taxes

As of January 1, 2007, the Company had an Illinois net operating loss carry forward available to offset future Illinois taxable income in the amount of $23,811. The Company reported a taxable income of $26,492 in 2007 and as of December 31, 2007 had completely utilized the $23,811 Illinois net operating loss carryforward.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2007

Net Capital:		
Total Shareholders' Equity	$	42,963
Shareholders' Equity Not Allowable for Net Capital		0
Total Shareholders' Equity Qualified For Net Capital		42,963
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital		0
Other Allowable Credits		0
Total Capital and Allowable Subordinated Liabilities		42,963
Nonallowable Assets (Prepaid Expenses and Commissions Receivable)		(5,518)
Net Capital	$	37,445
Aggregate Indebtedness:		
Total Current Liabilities	$	28,244
Total Aggregate Indebtedness	$	28,244
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required 6.67% of Aggregate Indebtedness	$	1,884
Minimum Dollar Net Capital Requirement		5,000
Net Capital Requirement (Including Reserve Amount)		6,000
Excess Net Capital		32,445
Excess Net Capital at 1000%		34,621
Percentage of Aggregate Indebtedness to Net Capital		75.43%

See Independent Auditors' Report.

Supplementary Information
Schedule I
GEI Brokerage, Inc.
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2007

Reconciliation With Corporation's Computation of Net Capital

Net Capital, as Reported by Corporation In Part II of FOCUS Report as of December 31, 2007	$	50,807
Differences:		
Audit Adjustments to Record -		
(1) Reclassification of Old Outstanding Checks		200
(2) Payable Reversal		24
(3) Expense-Sharing Agreement Accrual		(13,586)
Net Capital Per Audit	$	37,445

The Corporation claims an exemption from Rule 15c3-3 due to limited business (mutual funds and/or variable annuities only).

See Independent Auditors' Report.

GEI Brokerage, Inc.
Supplementary Information
Schedule II
Other Operating Expenses
For The Year Ended December 31, 2007

Other Operating Expenses

Operating Agreement with Affiliate	$	31,964
Insurance		530
Accounting Fees		8,000
Professional Licenses		75
NASD Late Fees		100
Total Other Operating Expenses	$	40,669

END

See Independent Auditors' Report.